Exhibit 99.1

Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera reports preliminary unaudited sales revenue for the first six months of 2020

Leverkusen, Germany, July 14, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company” or the “Biofrontera-Group”), an international biopharmaceutical company, today reports preliminary unaudited revenue for the first six months of fiscal year 2020.

Accordingly, the Biofrontera-Group generated total revenue of EUR 16.0 to 16.2 million in the period from January 1st to June 30th, 2020, which corresponds to an increase of about 16% compared to EUR 13.9 million in the same period last year. Total revenue includes a EUR 6.0 million up-front payment received from Maruho Co., Ltd. pursuant to the licensing agreement signed on April 20, 2020. During the reporting period, the Company generated revenue from product sales between EUR 9.5 to 9.7 million, a decrease of about 30% compared to the first half of 2019. Preliminary unaudited six-months sales revenue in the U.S. were between EUR 6.3 and 6.4 million, compared to EUR 10.2 million, a decrease of about 38%, in the same period in 2019. Product sales of Xepi™ contributed about EUR 0.1 million (previous year period: EUR 0.6 million from Xepi™ and AKTIPAK®). Revenue in Germany increased by about 10% to EUR 2.3 to 2.4 million in the first half of 2020 compared to EUR 2.2 million in the same period last year. In the remainder of Europe, product sales were between EUR 0.9 and 1.0 million compared to EUR 1.4 million in the prior-year period, a decrease of about 29%.

Overall, sales in the first half of 2020, and especially in the second quarter, were strongly influenced by the impact of the global coronavirus crisis.

The Company confirms its budget assumption for sales revenue for the 2020 financial year of EUR 34 to 38 million published on June 30, 2020.

Ad hoc release

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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